Exhibit 99.7

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

October 22, 2014	NR 20 - 2014

Avrupa reports exploration advances in Portugal

•

Antofagasta earns 60% of Alvalade by spending US$6.3 m

•

Sesmarias West VMS target extended, new target at Pombal

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New VMS target concept to be drill-tested at Sesmarias East, Q4 2014

•

Covas JV drilling continuing

•

Generative exploration continues in northern and central Portugal

•

Two new exploration licenses acquired in the Pyrite Belt

Avrupa Minerals Ltd. (AVU:TSX-V) is pleased to provide the following update concerning ongoing exploration advances in Portugal.  The Company is active in several areas around the country through partner-funded joint ventures with Antofagasta and Blackheath Resources, and an exploration alliance with Callinan Royalties.

Alvalade Joint Venture

At Alvalade, in the Pyrite Belt of south Portugal, Avrupa recently completed another successful round of drilling, funded by JV partner Antofagasta.  This drilling resulted in a further increase of the strike length of the Sesmarias West target, revealed the potential of a 10-kilometer-long basin, located immediately south of the Sesmarias basin, and resulted in an exciting new model for potential massive sulfide mineralization in the Sesmarias East sub-basin. The joint venture plans to drill an additional deep hole to test the Sesmarias East concept during Q4 of 2014.

The recent work in the Sesmarias basin increased the length of the target area to 1.5 kilometers in the Sesmarias West zone.  Geological and analytical results from all phases of drilling at Sesmarias indicate that the near-vertical oriented mineralization, above a depth of 300 meters, including cover gravel material, is interrupted by faults which have apparently displaced significant portions of the massive sulfide material.  No drilling has targeted the potential below this elevation, to date.

During the most recent drilling program, the JV identified a new target basin in the Pombal area, some 15 kilometers south of Sesmarias. POM005, which reached a depth of 725 meters, penetrated through the layer of surface gravels and then overlying volcanic rocks to intercept a target horizon similar to the host unit of mineralization at Sesmarias.  Although the hole did not intercept massive sulfide mineralization, geological information gathered from the drilling has helped to improve our understanding of the tectono-mineral model for the area, which will assist in future targeting in both basins.  Weak to moderate alteration and thin beds of up to 35% iron sulfide mineralization, as well as narrow intervals of slightly elevated levels of copper and zinc in the target horizon, help to support the positive potential for the Pombal basin area.

Neves Trend Structural Panels and Basin Identification
Within individual panels, various geologic formations are present. The panels are related to the pre-deformation basin margin, which extends the length of the Alvalade license. The red panel is the highest priority target and hosts the Sesmarias, Lousal and Caveira showings.
Caveira
Cabeca Gorda
Monte da Bela Vista
Sesmarias
Furadoro
Pombal
Aldeia dos Elvas
Legend
Conc_Bound
Recent Collars
Basin_ID
Structure
Panel
PanelID
1
2
3
N
Kilometers
10
5
0
540000
550000
560000
570000
4230000
4220000
4210000
4200000
4190000
4180000
AVRUPA MINERALS

Figure 1.  Location of various target basins within the Alvalade license, sub-basins (panels), and drilling locations at Sesmarias and Pombal.  Recent work has led to the identification of potential sub-basin mineral targets at Sesmarias East in Panel 3 and at Pombal in Panels 1 and 2.

Work during the past two drilling phases of 2014 led to construction of an upgraded structure-controlled model for mineralization that suggests further VMS exploration potential in the Sesmarias East zone, located 1-2 kilometers to the east of, and oriented sub-parallel to, Sesmarias West.  It is now our understanding that the Sesmarias West and East basins are two of potentially several sub-basins developed within the overall Sesmarias zone.  The JV will attempt a deep exploration hole in the Sesmarias East area during October-November, to test the conceptual model.  This is a new target, and has not been explored by any previous diamond drilling.

Antofagasta has now funded at total of US$ 6.3 million to the Alvalade project and earned 60% of the project.  Funding has covered a strong investigative, geology-driven, exploration program, including more than 17,000 meters of drilling in 43 diamond drill holes, to date, and has resulted in discovery of massive sulfide mineralization at Sesmarias and a large zone of stockwork mineralization at Monte da Bela Vista.

Figure 2.  Sesmarias Basin, with Sesmarias West target zone delineated by earlier 2014 drilling, and new Sesmarias East target area suggested by stippled pattern.  SES014 will be collared about 2 kilometers NE of SES010, in the area of overlying cover rocks (blue-green color).

Covas Joint Venture

Phase 3 drilling at Covas is continuing.  To date, during this phase, approximately 1,123 meters in 16 holes have been drilled in the Lapa Grande, Muito Seco, Boundary, Castelo, and Valdarcas Extension zones.  Targeting has been weighted towards in-fill drilling and incremental extension of potential tungsten resources at these known deposits.  Geological interpretations and geochemical analyses are underway from this work, and will be reported when information is fully available.  The drill rig is presently moving to the Telheira area, where we intend to drill several geophysical targets.

COVAS JV PROJECT
523000
525000
4637000
4635000
N
S
W
E
FERVENÇA
VALDARCAS
LAPA GRANDE
TELHEIRA
CERDEIRINHA
MUITO SECO
BOUNDARY
CERDEIRINHA OESTE
CASTELO
CO 50/14
CO 36/14
CO 40/14
CO 41/14A
CO 38/14
CO 39/14
CO 37/14
CO 42/14
CO 43/14
CO 46/14
CO 44/14
CO 45/14
CO 47/14
CO 48/14
CO 49/14
LEGEND:
PHASE 3 DRILLING
SKARN RING
DEPOSIT
Covas_DDH by TOTAL_GT
2 to 100
1 to 2
0,5 to 1
0,1 to 0,5
0 to 0,1
all others
250 0 250 500 750
Meters
Scale: 1:12.500

Figure 3.  Map of Covas Project with historic drilling results represented as grade-thicknesses, with purple, red, and yellow being the best results, in that order.  Note concentrations of good results at Lapa Grande, Boundary, Cerdeirinha, Castelo, Telheira, and Valdarcas.

Generative exploration

Generative exploration, funded through the Callinan Exploration Alliance, is ongoing.     Work during 2013-14, since inception of the Alliance, has taken place in northern and central Portugal, particularly in the gold-tungsten belt, and in southern Portugal in and around the Pyrite Belt and Ossa Morena Zone.  Avrupa has concluded recent work around the historic Freixeda Gold Mine in north Portugal and in the Castelo Branco region of east-central Portugal.  Results from this work are not yet available.

The Company has completed work, funded by Callinan Royalties, on the Alvito license in south Portugal.  At present, a third party is reviewing the license for potential targets related to possible iron oxide copper-gold mineralization (IOCG).

Recently, the Company received two new licenses in the Pyrite Belt of southern Portugal.  The Santa Margarida do Sado license covers potential northward extensions of mineralization from the historic Canal Caveira Mine, located on the Alvalade JV license, immediately adjacent to the south.  All four VMS target belts in Portugal -- Neves Corvo, Aljustrel, São Domingos, and Santa Margarida de Serra -- pass through the Santa Margarida license, suggesting strong exploration potential over a large area.

Already, based on historic exploration, the Company has recognized several general drill target areas within the license, as noted in the figure below.

Santa Margarida do Sado License
Legend
Sulfide Occurrence
Historic Drillhole
Structure
TEM survey
Seismic survey
Res/IP survey
Targets
Margarida License
Alvalade License
VS Trends
Pedrogao
Palhaco
GA-1
Barradas
GA-2
Outeiro do Cabeco
Lagoa Salgada
Salgueiral
GA-4
GA-3
GA-4A
Caveira
Outeiro Alto
Lousal
Sesmarias
Drill Targets
6 selected, but poorly or un-tested targets:
- Pedrogao (gravity anomaly, no DH)
- Palhaco (Lines of TEM, IP, Sesmic refraction; GA-1 drillhole)
- Barradas (TEM lines)
- Outeiro do Cabeco (TEM and IP lines; GA-2 drillhole)
- Salgueiral (TEM lines; GA-3, GA-4, GA-4A drillholes)
- Outeiro Alto (outcropping alteration in acid volcanics, no DH)
Kilometers
10
N
AVRUPA MINERALS
520000
530000
540000
550000
560000
570000
580000
4230000
4220000
4210000
4200000

Figure 4.  The Santa Margarida do Sado license with VMS target belts, and potential target areas delineated from previous exploration work.  There are several historic drill holes available for review, and almost no exploration on the license since the late 1990’s.

The second license, Mertola, is located east of Neves Corvo, and covers the eastern portion, in Portugal, of the São Domingos VMS target belt.  The past-producing São Domingos Mine is located close to the east end of the license, and is central to an area of good copper- and zinc-bearing massive sulfide targets.  The following map shows numerous other prospects around the license.  Core from over 35 holes of historic drilling is available for re-logging and re-sampling.

Work is planned for both of these licenses during 2014-2015 in order to bring them to JV-ready status.  The Company is already actively marketing the two licenses, as well as the Marateca and Sines licenses, also in the Pyrite Belt, and also containing drill-ready targets.

MERTOLA LICENSE -- Pyrite Belt, Portugal
ALCARIA RUIVA
SERRA BRANCA
CHARCA
POMERAO ANTICLINE
2 0 2 4
Kilometers
Scale: 1:100,000

Figure 5.  Mertola license, with numerous prospects located along the length of the license.  The São Domingos Mine reportedly contained (non NI 43-101–compliant) historic resources of > 25 mt of 1.25% copper and 2-3% zinc in lenses of volcanogenic massive sulfide material.

Exploration work on the Arga license (funded by Blackheath Resources), on the Arcas and Sabroso licenses (funded by Callinan Royalties), and on the Candedo license (funded by Avrupa) led to results unsuitable for potential joint venture projects, and the licenses were dropped during 2014.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 11 exploration licenses in three European countries, including seven in Portugal covering 3,981 km2, three in Kosovo covering 41 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

*

The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

*

The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

*

The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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